[AMERICAN CHURCH MORTGAGE COMPANY LETTERHEAD]
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March 30, 2009

VIA EDGAR
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Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:      AMERICAN CHURCH MORTGAGE COMPANY
         REGISTRATION STATEMENT ON FORM S-11
         FILE NO. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company ("ACMC" or the "Company"), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington D.C. time, on March 30, 2009, or as soon as is practicable thereafter.

ACMC hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

American Church Mortgage Company

By:      /s/ Philip J. Myers

         Philip J. Myers
         Its: Chief Executive Officer

cc:      Mr. Tom Kluck
         Securities and Exchange Commission (via facsimile)